Exhibit 99.1

NEWS RELEASE

OLYMPUS ANNOUNCES STRATEGIC EXPLORATION PLANS

HIGHLIGHTS:

•	Exploration Budget Approved for US$15M
•	Exploration and Development Drilling Forecast at 56,000 Meters

Toronto, October 2, 2007- Olympus Pacific Minerals Inc. (TSX: OYM) (“the Company”)- David Seton, Executive Chairman of Olympus is pleased to announce that the Board has approved the Company’s budget and strategic plan for 2007 and 2008. This budget, the largest in Olympus’ corporate history, represents some US$22M that will be predominately dedicated to exploration and developmental drilling, resource updates and feasibilities studies.

KEY FOCUS

Strategic goals include: increasing gold ounces through aggressive exploration and infill drilling programs at Bong Mieu, Phuoc Son and Capcapo totaling 36,000 meters. A further 20,000 meters of diamond drilling will be undertaken to make preliminary evaluations of prospects currently identified but untested. The Company is targeting reserves and resources totaling between 12 and 14 million tonnes at grades averaging 5 to 6 g/t Au to achieve some 2.4 million ounces of gold by the end of the 2008 calendar year.

Bong Mieu

Undertake 12,000 meters of exploration and evaluation drilling to target 9 to 11 million tonnes at grades averaging 4 to 5 g/t Au to achieve the equivalent of 1.4 million ounces of reserves and resources (including credits for Tungsten) by the end of 2008. Access Bong Mieu Underground via decline and strike development for the dual purpose of exploration and mining. Supplementing higher-grade ore from the Bong Mieu Underground (Nui Kem) to the Bong Mieu plant resulting in more gold production and increased monthly cash flow.

FORECAST PROJECT SCHEDULE

During the 2007 and 2008 strategic plan, in addition to routine reporting of exploration and drilling results, the company will schedule: first ore delivered to the plant from Bong Mieu Underground (Nui Kem); commencement of the Bong Mieu in house feasibility study; and completion of a Bong Mieu Global Feasibility Study for a production rate of 100,000 ounces of gold per annum.

Phuoc Son

Complete 25,000 meters of exploration and evaluation drilling at the Dak Sa deposit and undertake a further 13,000 meters of exploration drilling on currently untested prospects to target 3 to 3.5 million tonnes of reserves and resources at a grade of 8 to 10 g/t to achieve 900,000 ounces by the end of 2008. Strategic goals include; completion and publication of the preliminary feasibility study for the Phuoc Son Gold Plant, develop Phuoc Son to enable bulk testing through Bong Mieu Mine by March April 2008 and de-risk the project for financing by May 2008

FORECAST PROJECT SCHEDULE

During the 2007 and 2008 strategic plan, in addition to routine reporting of exploration and drilling results, the company will target: completion of a preliminary review of the Dak Sa deposit; progressive upgrade of Dak Sa North resources to Inferred and then Indicated categories to permit commencement of the Feasibility Study.

Capcapo

Strategic goals over the next 18 months include: finalizing agreements and social/community programs, detailed Geological mapping and sampling within 2km of Capcapo; regional reconnaissance mapping and sampling; 6000 meters of diamond drilling (30 – 40 intersections); and ground and aerial geophysical surveys.

David Seton says the next 18 months are going to be an exciting time for the company and our investors as we embark on the most aggressive exploration program in our corporate history.

Active drilling programs are underway on the Company’s Bong Mieu and Phuoc Son Properties in Vietnam. Capcapo in the Northern Philippines has recently completed its due diligence process relating to the option agreement signed last November. (OYM press release dated November 23, 2006) The Company has a demonstration plant operating at its Bong Mieu Property and plans to commence development of its second mine at Phuoc Son upon completion of debt funding.

Olympus, as first mover in Vietnam, is positioned to become a leading gold explorer and producer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:
David Seton, Executive Chairman
Jim Hamilton, Corporate Communications
T:  (416) 572-2525 or TF: 1-888-902-5522
F:  (416) 572-4202

www.olympuspacific.com

Unless otherwise noted, the technical information in this release has been prepared by and/or reviewed by Mr. TRP (Rod) Jones, Vice-President Exploration for Olympus Pacific Minerals Inc, who is a Qualified Person as defined by National Instrument 43-101.

Statements contained in this release that are not historical facts are forward-looking statements that involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.